SHARONAI HOLDINGS INC.

745 5th Ave, Suite 500

New York, NY 10151

June 9, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SharonAI Holdings, Inc.
Form S-1 Registration Statement
File No. 333-296559

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Silo Pharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Thursday June 11, 2026, or as soon thereafter as possible.

Please notify Greg Carney of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

SHARONAI HOLDINGS INC.

By:	/s/ James Manning
Name:	James Manning
Title:	Chief Executive Officer

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